CASCADE TECHNOLOGIES CORP.
                         255 Newport Drive, Suite 358
                            Port Moody, BC  V3H 5K1


February 28, 2006

U.S. Securities and Exchange Commission
Office of Emerging Growth Companies
450 Fifth Street, N.W.
Washington, D.C.20549

To: John Reynolds
      Assistant Director, Office of Emerging Growth Companies

CC: Susann Reilly
       Angela Halac

Re:  Cascade Technologies Corp.
       Registration Statement on Form SB-2
       File No. 333-124284
       Filed January 12, 2006

Dear Mr. Reynolds:

We have reviewed your comments and have responded in the following format; we listed your comments first and then our responses. Hopefully this will assist the Company in meeting compliance with the applicable disclosure requirements. Also attached, please find a redline copy of the SB-2/A.


Table of Contents

1.     There are no page numbers in the prospectus consistent with the table.


RESPONSE

The table of contents has been appropriately revised.


Executive Compensation

2. The alignment of the information in the table should be corrected. It is not possible to relate any of the information to the headings.

RESPONSE

The table has been appropriately revised.

3.     Update the 2004 date.

RESPONSE

The table has been updated.

Our Business

4. We reissue comment number six of our letter dated December 8, 2005. Please name both the supplier and the country.

RESPONSE

The following disclosure has been added under "Our Business".

"At the present time, we believe we have secured relationships with 6 potential suppliers for future sales. Suppliers located in China include Jetel Electronics Co., Ltd., Henan Jinque Electric Co., Ltd., Xinghangyuan Intl Co., Ltd., and Mingwell Electronics. Suppliers in Hong Kong include Universal Canal Co., Ltd. and ASD Electronics. We have established verbal agreements with these suppliers in regards to warranty issues, shipping costs and issues, estimated response times on quotes for parts, and pricing issues. All agreements with suppliers are verbal. Though we fully believe these suppliers will honor the agreements, there is no guarantee that they will, nor is there any way for us to enforce such agreements. For all suppliers we have negotiated the following terms in regards to the warranties which we can subsequently issue to our customers: a 1 year warranty, from the date of purchase, guarantying that the parts are in good working condition and are free from any defects. This warranty will only cover the cost of the components. The warranty does not cover any labor costs associated with assembling the product or removing or replacing the defective component. Furthermore, the warranty will not cover parts damaged due to misuse or abuse by the purchaser. This warranty is similar to those issued by franchised distributors and original manufacturers. As we are issuing the warranty directly, there is a chance that the supplier will refuse or be unable to honor the warranty. Should that happen, we will bear the risk and be responsible for the replacements costs of the defective parts in their entirety. In regards to shipping costs, Cascade will be responsible for paying the costs to ship the purchased products to its Canadian office with all six suppliers. Cascade has also negotiated pricing terms for certain parts with all the suppliers. Henan Jinque Electric Co., Ltd and Xinghangyuan Intl Co., Ltd. have agreed to pricing terms on certain parts for a period of 3 months. Jetel Electronics Co., Ltd., Mingwell Electronics, Universal Canal Co., Ltd. and ASD Electronics have agreed to pricing terms on certain parts for a period of 6 months. At the expiration of the agreed upon time periods, the pricing terms are renegotiated. These pricing terms also include certain discounts for larger orders. All six suppliers have also agreed to a 24 to 48 hour response time on quotes for prices on parts that were not previously agreed upon."


5. Clarify that all agreements with suppliers in China are verbal only and disclose the principal terms of the agreements. Please clarify any differences among them.

RESPONSE

This has been disclosed and clarified. Please see the disclosure in Comment 4.

Our Products and Services

6. Please clarify the following sentence from the second paragraph of this section by expressly stating whether you will source the products directly from the named companies, from their authorized franchise distributors or from a different source: "We intend to source products from over 100 different manufacturers around the world."

RESPONSE

This section has been revised and now reads as follows:

"We intend to sell products from over 100 different manufacturers around the world. Some of these manufacturers include Texas Instruments, Intel, Samsung, Hyundai, NEC, Toshiba Electronics, Sharp Electronics, Kemet Electronics, and other manufactures, including top 10 ranked semiconductor companies. We do not plan on purchasing these products directly from the manufacturers, but from franchised and non-franchised distributors. We may, from time to time, purchase excess inventory from different OEM's who will sell parts at a discount from time to time. We have no immediate plans, however, to purchase parts from OEM's at this discounted price."


7. Above the table at the end of this section please clarify whether or not any of the listed companies is your supplier

RESPONSE

The following disclosure has been added above the table:

"The following is a table of the top 10 worldwide semiconductor companies. Though we plan to sell products manufactured by these companies, we will not purchase the products directly from these companies. We plan to purchase the products from franchised and non-franchised distributors."


Financial Statements

8.     Please align the financial statements correctly.

RESPONSE

The financials have been properly aligned.

Should you have any other issues or questions in regards to the responses and the amended SB-2, please do not hesitate to call Adam U. Shaikh, Esq. at (702) 296-3575.

Thank you for your prompt response.

Very truly yours,

/s/Bruce Hollingshead
Bruce Hollingshead
President